Exhibit 99.1



<u>*For immediate release*</u>

Alcon Gains All Regulatory Clearances for Acquisition of WaveLight AG

HUENENBERG, Switzerland – November 6, 2007 – Alcon (NYSE:ACL) announced today that it now has received all required regulatory clearances related to its tender offer for WaveLight AG. With all closing conditions now satisfied, Alcon has commenced with the closing of the offer and directed its agent, Deutsche Bank AG, to proceed with cash settlement for tendered shares. Upon settlement of the tendered shares, Alcon will own 77.4 percent of the outstanding shares of WaveLight.

Shareholders who tendered their shares under the offer will automatically receive payment against their tendered shares in accordance with the terms of the offer. Settlement is expected to take place on Friday, November 9, 2007. All inquiries regarding settlement and payment should be directed to the depositary banks.

About Alcon (NYSE: ACL)

Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Legal disclaimer: This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

Caution Concerning Forward-Looking Statements. This press release may contain forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Alcon
Doug MacHatton
Investor Relations
(001) 817-551-8974
doug.machatton@alconlabs.com
www.alcon.com